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                                 EXHIBIT (c)(1)

I.C. Isaacs & Company, Inc.
3840 Bank Street
Baltimore, Maryland 21224-2522
(Nasdaq:  ISAC)

AT THE COMPANY:                 AT THE FINANCIAL RELATIONS BOARD:
---------------                 ---------------------------------
Eugene C. Wielepski             Kelly Lofts - General Inquiries
Chief Financial Officer         Lynn Saywer-Landau-Investor Inquiries
(410) 342-8200                  Alan Goldsand - Media Inquiries
                                (212) 661-8030

August 27, 1998

I.C. ISAACS & COMPANY, INC. ANNOUNCES RESTRUCTURING OF SENIOR MANAGEMENT TEAM AND EXPANSION OF SHARE REPURCHASE PROGRAM

BALTIMORE, MD - I.C. Isaacs & Company, Inc. (Nasdaq: ISAC) today announced that its Board of Directors has approved a restructuring of the senior management team resulting in a streamlined and clarified chain of command. Robert J. Arnot will remain Chairman of the Board and the Company's sole Chief Executive Officer. Gerald W. Lear will relinquish his position as Co-CEO, but will continue to serve as President and will assume the title and responsibilities of Chief Operating Officer.

Gary Brashers has resigned as Chief Operating Officer and as a member of the Board of Directors. His resignation reflects the Company's reduction in domestic manufacturing in favor of global sourcing to move forward as a marketing and brand-driven company focused on design and image. Mr. Brashers will continue to serve the Company as a consultant in connection with its existing manufacturing operations in Mississippi and the expansion of the Company's manufacturing operations in Mexico.

Thomas Ormandy has been named by the Board of Directors to fill the vacancy created by Gary Brashers' resignation and will serve the remaining term which expires in 1999 or until his successor has been elected or qualified. Mr. Ormandy has been Vice President-Sales of the Company since 1986. Previously, he was a salesman with Thompson and Company, an apparel manufacturer, since 1975.

Robert J. Arnot, Chairman and Chief Executive Officer, commented, "We believe that the restructuring of our senior management team will streamline the decision making process. During the past several months, we have aggressively evaluated our operations and restructured and expanded our merchandising staff to strengthen our market position. As a result, our Spring 1999 men's lines will be introduced next week at the `Magic' show in Las Vegas, the industry's

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leading showcase for men's apparel retailers. Although we cannot predict consumer reaction to our lines, we believe we are coming to market with some of the strongest collections we have ever produced. We believe that the revised management structure will enable the Company to pursue a clear direction as we address the challenges ahead and strive to realize our long-term growth potential.

The Board of Directors has also approved the expansion of the Company's share repurchase program. Since authorizing the repurchase of up to $3.0 million of its common stock on June 15, 1998, the Company has repurchased approximately 837,800 shares for an aggregate cost of approximately $2.1 million. The Board has expanded the repurchase program from $3.0 million to $4.0 million. Any such purchases will be made from time to time in the open market or privately negotiated transactions, with the timing, volume and price of purchases at the discretion of management.

I.C. Isaacs & Company, Inc. is a designer, manufacturer and marketer of branded sportswear based in Baltimore and New York City. The Company offers full lines of sportswear for young men, women and boys under the BOSS-Registered Trademark- brand in the United States and Puerto Rico, for men and women under the Beverly Hills Polo Club-Registered Trademark- brand in the United States, Puerto Rico and Europe, and for men and, in the future, women under the Girbaud-Registered Trademark- brand in the United States and Puerto Rico. The Company also markets women's sportswear under its own "I.C. Isaacs-Registered Trademark-," "Lord Isaacs-Registered Trademark-" and "Pizzazz-Registered Trademark-" brand names and under third-party private labels.

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include indications regarding the intent, belief or current expectations of the Company and its management, including indications of the strength of upcoming collections. Such statements are subject to a variety of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described under "Risk Factors" in the Company's Prospectus which include, among other things (i) changes in the marketplace for the Company's products, including customer tastes, (ii) the introduction of new products or pricing changes by the Company's competitors, (iii) changes in the economy and (iv) termination of one or more of its agreements for use of the BOSS-Registered Trademark-, Beverly Hills Polo Club-Registered Trademark- and Girbaud-Registered Trademark- brand names and images in the manufacture and sale of the Company's products. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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